Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (K1643)

Offering Period: December 1, 2020 – December 24, 2020

Buffered Return Equity Securities due March 31, 2022

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Product Terms

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then you will benefit from the appreciation, if any, of such Underlying, subject to the Maximum Return.
•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level but greater than or equal to its Buffer Level, then you will receive the principal amount of the securities you hold at maturity.
•	If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, then you will be exposed to any depreciation in such Underlying beyond its Buffer Level.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Trade Date:	Expected to be December 28, 2020
Settlement Date:	Expected to be December 31, 2020
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Redemption Amount:	For each $1,000 principal amount of securities, $1,000 x (1 + Security Performance Factor)
Security Performance Factor:	The Security Performance Factor is expressed as a percentage and is calculated as follows:
If (a) the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then the Security Performance Factor will equal the lesser of (i) Maximum Return and (ii) Underlying Return of the Lowest Performing Underlying; (b) the Final Level of the Lowest Performing Underlying is less than its Initial Level but greater than or equal to its Buffer Level, then the Security Performance Factor will equal zero; or (c) the Final Level of the Lowest Performing Underlying is less than its Buffer Level, then the Security Performance Factor will equal the sum of (i) the Underlying Return plus (ii) the Buffer Amount.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, [Final Level-Initial Level/Initial Level]
Buffer Level**:	For each Underlying, expected to be approximately 90% of the Initial Level of such Underlying
Buffer Amount**:	Expected to be 10%
Maximum Return**:	Expected to be at least 9.50%
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date
Valuation Date:	March 28, 2022
Maturity Date:	March 31, 2022
CUSIP:	22552WVW2
Fees:	Certain fiduciary accounts may pay a purchase price of at least $981.25 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $22.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $950 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then the Security Performance Factor will be calculated as follows: the lesser of (i) Maximum Return and (ii) Underlying Return of the Lowest Performing Underlying
•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level but greater than or equal to its Buffer Level, then the Security Performance Factor will be: zero
•	If the Final Level of the Lowest Performing Underlying is less than its Buffer Level, then the Security Performance Factor will be calculated as follows: Underlying Return of the Lowest Performing Underlying + Buffer Amount
•	Buffer Level of 90%**
•	Buffer Amount of approximately 10%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Underlying Return of the Lowest Performing Underlying	Security Performance Factor(1)	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	9.50%	$1,095
40%	9.50%	$1,095
30%	9.50%	$1,095
20%	9.50%	$1,095
10%	9.50%	$1,095
9.50%	9.50%	$1,095
5%	5%	$1,050
0%	0%	$1,000
-5%	0%	$1,000
-10%	0%	$1,000
-11%	-1%	$990
-20%	-10%	$900
-30%	-20%	$800
-40%	-30%	$700
-50%	-40%	$600
(1)	Assumes a Buffer Level of 90%,** Buffer Amount of 10%,** and a Maximum Return of 9.50%**.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of 90% of the principal amount of securities you hold. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level of the Lowest Performing Underlying is less than its Buffer Level. In such case, you will be exposed to any depreciation in the Lowest Performing Underlying from its Initial Level to its Final Level beyond its Buffer Level. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The probability that the Final Level of the Lowest Performing Underlying will be less than its Buffer Level will depend on the volatility of such Underlying.
•	The securities do not pay interest.
•	The maximum Redemption Amount of the securities at maturity for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Maximum Return.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: December 1, 2020 – December 24, 2020

Buffered Return Equity Securities due March 31, 2022

Linked to the Performance of the Lowest Performing of the S&P 500® Index and the Russell 2000® Index

Additional Risk Considerations

Risks Relating to the Securities Generally

•	The Redemption Amount will be less than the principal amount of securities you hold even if the Final Level of only one Underlying is less than its Buffer Level. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

Risks Relating to the Underlyings

•	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

Risks Relating to the Issuer

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

Risks Relating to Conflicts of Interest

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated December 1, 2020, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320023469/dp142173_424b2-k1643.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.